John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210

December 18, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Attention:  Anu Dubey

Re:
John Hancock Funds II (the “Trust”)—Request for Withdrawal of Post-Effective Amendments Nos. 92, 99, 103, 107 and 109 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-126293 and 811-21779)

Dear Ms. Dubey:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to Managed Volatility Fund (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
92	April 26, 2013	0001133228-13-001684
99	July 9, 2013	0001133228-13-002862
103	September 27, 2013	0000898432-13-001273
107	October 25, 2013	0000898432-13-001347
109	November 22, 2013	0000898432-13-001406

The series and class identifiers for the Fund are as follows:

Series Identifier:  S000041437

Class 1 Identifier:  C000128645
Class A Identifier:  C000128646
Class I Identifier:  C000128647
Class R6 Identifier:  C000128648

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact me at (617) 663-2261.

Very truly yours,

John Hancock Funds II

By:	/s/ Christopher Sechler
Name:	Christopher Sechler
Title:	Assistant Secretary